mc

SEC [barcode] MMISSION
12013249

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Itaú Europa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	Florida,	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTAT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard	Suite 1800,	Fort Lauderdale,	FL 33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, William Bethlem , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú Europa Securities, Inc., as of February 17, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Bethlem
Signature

CEO and President
Title

NOTARY PUBLIC-STATE OF FLORIDA
Olga Fernandez-Duarte
Commission # DD830288
Expires: NOV. 27, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

2/17/12

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of condifidential treatment of certain portions of this filings, see section 240. 17a-5(e)(3).*

Itau Europa Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2011

pwc

Itau Europa Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2011

Itau Europa Securities Inc.
Index
December 31, 2011

pwc

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Itau Europa Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Itau Europa Securities Inc. (the "Company") at December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2012

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

Itau Europa Securities Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	16,344,543
Receivable from clearing broker		3,396,067
Other assets		836,092
Total assets	$	20,576,702
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	808,744
Payable to affiliate		4,378,040
Subordinated loan		15,000,000
Total liabilities		20,186,784
Common stock, $0.01 par value, 100,000 shares authorized, 100 shares issued and outstanding		1
Additional paid in capital		1,619,999
Accumulated deficit		(1,230,082)
Total stockholder's equity		389,918
Total liabilities and stockholder's equity	$	20,576,702

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statement of Operations
Year Ended December 31, 2011

Revenue	
Commissions	$ 21,350,079
Administration fees	1,270,060
Transaction fees	23,126
Interest and other	12,197
Total revenue	22,655,462
Expenses	
Service Fee	16,123,675
Salaries and benefits	3,815,368
Floor brokerage and clearing fees	1,682,169
Professional fees	234,916
Market data	209,783
Interest	372,430
Other	153,421
Total expenses	22,591,762
Income before tax provision	63,700
Income tax provision	10,452
Net income	$ 53,248

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2010	100	$ 1	$ 1,619,999	$ (1,283,330)	$ 336,670
Capital contribution	-	-	-	-	-
Net Income				53,248	53,248
Balance, December 31, 2011	100	$ 1	$ 1,619,999	$ (1,230,082)	$ 389,918

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statements of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net profit	$ 53,248
Adjustments to reconcile net loss to net cash from operating activities:	
Change in operating assets and liabilities	
Increase in receivable from clearing broker	(1,743,263)
Increase in other assets	(379,949)
Increase in payable to affiliate	3,384,814
Decrease in accrued expenses and other liabilities	(426,815)
Net cash provided in operating activities	888,035
Cash and cash equivalents	
Beginning of year	15,456,508
End of year	$ 16,344,543
Supplemental disclosure of cash flow information	
Interest paid	$ 430,154

1. Organization and Business

Itau Europa Securities, Inc. (the "Company"), is a wholly owned subsidiary of Banco Itau BBA International S.A. (the "Parent"), a banking corporation incorporated under the laws of Portugal.

The Company was incorporated in March, 2007 and became a registered broker and commenced its broker dealer operations in May 2008.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and The Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and The National Futures Association ("NFA'). The principal business plan of the Company is to act as a broker-dealer in the execution of U.S. and Latin American securities transactions with Latin American investors. The majority of the customers are also customers of Banco Itau Europa International ("BIEI"), a related wholly owned by the Parent .

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks.

Receivable from Clearing Broker

Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees, commissions, and errors.

Commissions

Commissions earned are related to the dollar amount of Trading Volume of Customer' transactions. Commissions and related clearing expenses are recorded on a trade date bases as securities transactions occurred.

Fees

Fees are earned from administration services. Fees are recorded as earned based on a percentage of the amount of assets by customer in a monthly basis during the period.

Payable to Affiliate

The Company reimburses Banco Itau Europa International ("BIEI"), a related entity wholly owned by the Parent, for expenses paid by BIEI on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

New Accounting Pronouncements
Fair Value Measurements and Disclosures
In May 2011, the Financial Accounting Standards Board ("FASB") amended existing fair value measurement and disclosure guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments result in a consistent definition of fair value in both accounting frameworks. Among other changes, the new guidance requires disclosure of quantitative and qualitative information about unobservable inputs used in the valuation of Level 3 instruments, and to report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The Company must adopt the new guidance in its financial statements in 2012. Application of this guidance is anticipated to only impact the Company's fair value disclosures and not its financial condition, results of operations, changes in equity or cash flows.

3. Related Party Transactions

An administrative services agreement (the "Services Agreement") was executed with BIEI for the provision of payroll, administration, occupancy, equipment and information services. In 2011, in accordance with the Services Agreement, BIEI allocated expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Expenses under the Services Agreement in 2011 totaled $16,123,675. Other expenses paid by BIEI on behalf of the Company totaled $1,683,876 during 2011. The Company made payments to BIEI for these expenses in 2011 of $1,344,382.

On August 30, 2010, the Company signed a subordinate loan agreement with the Parent. This loan amounts to $ 15,000,000 with an initial maturity set for August 20, 2013. Interest is to be paid annually for the first year and quarterly for the second and third years based on the twelve and three month LIBOR plus 1.5%, 1.5%, and 2.8%, respectively. Annual loan pre-payment are optional and if not affected, fees of 1.3% and 0.8% are due over the first and second year loan balances. As of December 31, 2011 and 2010 and for the years then ended, related interest payable and expense total $334,077 and $26,132 respectively.

The loan agreement was reviewed and approved by FINRA and the NFA as a satisfactory subordination agreement pursuant to CFTC Regulation 1.17(h). The entire amount of the loan is available as qualify net capital.

4. Income Taxes

The components of income tax (benefit) were as follows for the year ended December 31, 2011:

Current		
Federal		$ 10,452
State		-
		10,452
Deferred		
Federal	$	-
State		-
Provision for income taxes		$ 10,452

The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 2011 are:

Net operating loss	$	399,604
Amortization of start-up costs		64,839
Other		(8,748)
Gross deferred tax assets		455,695
Less: Valuation allowance		(455,695)
Net deferred tax asset		-
Balance, beginning of period	$	480,824

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets represent net operating loss carryforwards and are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized. As of December 31, 2011, the Company recorded a full valuation allowance against its deferred tax asset.

At December 31, 2011, the Company had net operating loss carryforwards of approximately $1,062,000 which expire in varying amounts through December 31, 2031.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $14,534,451 which was $14,188,665 in excess of the amount required of $345,786. The ratio of aggregate indebtedness to net capital at December 31, 2011 is 36%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits. The institution is considered well capitalized at December 31, 2011.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein.

Receivable from Clearing Broker
The carrying amounts of premiums receivables from clearing brokers approximate their fair value.

Subordinated Loan
The carrying amount of the subordinated loan approximates its fair value.

9. Subsequent Events.

The Company has performed an evaluation of subsequent events through January 31, 2012, the date the financial statements were available for issuance. No material subsequent events were identified.

Itau Europa Securities Inc.
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 — Schedule I

COMPUTATION OF NET CAPITAL

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 389,918
Plus subordinated liabilities		15,000,000
Deductions and/or charges		
Nonallowable assets		
Deductions	13,000	
Other assets	836,092	
Total deductions and /or charges		849,092
Haircuts on securities		6,375
Net capital		$ 14,534,451
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 345,786
Excess of net capital		$ 14,188,665
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payable to affiliates		$ 4,378,040
Accrued expenses and other liabilities		808,744
Total aggregate indebtedness		$ 5,186,784
Ratio of aggregate indebtedness to net capital		35.69%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 filed January 10, 2012.

The Company clears all transactions with a clearing broker for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

pwc

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
Itau Europa Securities Inc.

In planning and performing our audit of the financial statements of Itau Europa Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2012

pwc

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Itau Europa Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Itau Europa Securities Inc., for the year ended December 31, 2011, which were agreed to by Itau Europa Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Itau Europa Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Itau Europa Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments in the amounts of $11,857 and $10,720 were compared to check stubs provided by the Financial and Operations Principal. Reviewed check # A-016459 in the amount of $11,857, and check # A-016843 in the amount of $10,720. Noted no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2011 with the Total revenue amount of $22,655,462 reported on page 2, item 2a of Form SIPC-7 for the period from January 1, 2011 through December 31, 2011. Noted no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a) Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,225,834 to the Commission and Payout System report, for the period from January 1, 2011 to December 31, 2011 to the supporting schedules provided by The Financial and Operations Principal. Noted no differences.
   b) Compared deductions on line 8, Other Revenue not related either directly or indirectly to the securities business, Structured Products revenue, of $12,389,023 to the supporting schedule, for the period from January 1, 2011 to December 31, 2011 provided by Financial and Operations Principal. Noted no differences. During 2011, management performed an assessment on the deduction eligibility of all revenue related to structured products concluding it to be appropriate as such revenue is considered to be related to non- registered investments products. Our procedures were limited to comparing the amounts reported to the supporting schedules rather than determining whether the deduction of such revenue is appropriate according to the SIPC instructions.

pwc

c) Compared deductions on line (9) (i), Total interest and dividend expense, of $9,769 to supporting schedule, for the period from January 1, 2011 to December 31, 2011 provided by management. Noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $9,030,836 and $22,577, respectively of the Form SIPC-7. No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Itau Europa Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2012